

Mail Stop 3561

August 14, 2008

Cody C. Ashwell
Chairman and Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, California 92081

> **Re:** **Javo Beverage Company, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 20, 2008**
> **File No. 000-26897**

Dear Mr. Ashwell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have reviewed your response to comment six in your letter dated June 26, 2008 noting you do not feel EITF 01-9 is applicable because the conversion fee was paid to a group purchasing organization and not directly to the reseller of the product. It appears this "group purchasing organization" is just a middle man for purchases for their members, distributors and customers, who are the resellers of the products. Under paragraph (2) of EITF 01-9, the scope issued includes consideration to any purchasers of the vendor's products at any point along the

distribution chain, regardless of whether the purchaser receiving the consideration is a direct customer of the vendor. Please clarify or advise.

2.   We note from the responses in your letter dated June 26, 2008 that your disclosure controls and procedures were effective as of the end of the period covered by your current Form 10-K. In your letter you also state that your internal control over financial reporting was ineffective as of December 31, 2007. Please explain in an amendment to your current Form 10-K how your internal control over financial reporting was ineffective yet your disclosure controls and procedures were effective.

3.   We note your responses to comments 12 through 14 of our previous letter. Please disclose your responses in an amendment to your current Form 10-K.

4.   We have reviewed your response to comment 15 of our previous letter noting that you would file the accountants consent with your next filing. In accordance with Item 601 of Regulation S-K, please amend to file the accountants consent with the current Form 10-K. Additionally, please note that the consent must be dated and signed.

5.   We note your response to comment 16 of our previous letter. In accordance with Item 601 of Regulation S-K, please file your agreement with Javo Dispenser, LLC in an amendment to your current Form 10-K.

6.   We note your response to comment 18 of our previous letter. In accordance with General Instruction D to Form 10-K, please amend your current Form 10-K to include the signatures of your principal financial officer or officers, and your controller or principal accounting officer.

7.   Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Cody C. Ashwell
Javo Beverage Company, Inc.
August 14, 2008
Page 3

Any questions regarding the accounting comments may be directed to William Kearns at (202) 551-3727. Questions regarding other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Cody Ashwell
        Fax: (760) 597-9794